FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                     PURSUANT TO RULES 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of January, 2003
                                          -------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F         x             Form 40-F
                        -----                           -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes                             No                x
                        -----                           -----

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                       Contact: Lynn Martenstein (305) 539-6573
                                                Michael Sheehan (305) 539-6572


                                       For Immediate Release



                  CELEBRITY CRUISES CANCELS TWO HAWAII CRUISES
                  --------------------------------------------


     MIAMI -- January 29, 2003 -- Celebrity Cruises is canceling two cruises on Infinity to replace ball-bearing units in the ship's propulsion system. The ship must enter drydock to replace the bearings, which will result in the cancellation of its February 2 and February 13 sailings. The ship is expected to return to its scheduled sailings on February 23.

     The first cancelled sailing, Sunday, is a 11-night cruise from Ensenada, Mexico, to Hawaii. The February 13 sailing is a 10-night cruise from Hawaii to Ensenada. Infinity is currently completing a 14-night trans-Canal sailing that ends in San Diego Sunday.

     Guests booked on the cancelled sailings will receive a full refund and a voucher for a 50-percent discount on a future Celebrity cruise of 12 nights or less, departing on or before April 1, 2004, excluding Christmas and New Year's sailings. Travel agents will receive full commissions, plus a $50 rebooking fee per cabin when their clients reschedule their cruise.

     "The thrust-bearing failure in one of the ship's propulsion systems developed very quickly, and while the ship continues to operate safely, its speed has had to be reduced," said Jack Williams, president and chief operating officer of Celebrity Cruises. "Unfortunately, this has resulted in us having to take the ship to an unscheduled drydock. I want to personally apologize of all our guests whose vacation plans have been disrupted due to this disappointing event."

     Celebrity has established a special Help Desk to assist guests and travel agents with rebooking, air transportation and other issues. That toll-free number is 1-888-701-7192.

     The cancelled cruises are expected to have a negative impact on the earnings of Royal Caribbean Cruises Ltd. of $.03 to $.04 per share.

     Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 25 ships in service and three under construction or on firm order. The company also offers unique land-tour vacations in Alaska, Canada and Europe through its cruise-tour division. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

                                 # # # # # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ROYAL CARIBBEAN CRUISES LTD.
                                        ----------------------------
                                        (Registrant)



Date:  January 29, 2003                 By: /s/ BONNIE S. BIUMI
                                            ------------------------
                                        Bonnie S. Biumi
                                        Acting Chief Financial Officer